SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

February 21, 2018

Commission File Number 000-12033

LM ERICSSON TELEPHONE COMPANY

(Translation of registrant’s name into English)

Torshamnsgatan 21, Kista

SE-164 83, Stockholm, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Announcement of LM Ericsson Telephone Company, February 21, 2018 regarding “Invitation to Ericsson’s Annual General Meeting 2018”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONAKTIEBOLAGET LM ERICSSON (publ)

By:	/s/ NINA MACPHERSON
Nina Macpherson
Senior Vice President & Chief Legal Officer

By:	/s/ HELENA NORRMAN
Helena Norrman
Senior Vice President
Corporate Marketing & Communications Officer

Date: February 21, 2018

Annual General Meeting Telefonaktiebolaget LM Ericsson 2018

Welcome to the

Annual General Meeting of shareholders 2018

of Telefonaktiebolaget LM Ericsson

Telefonaktiebolaget LM Ericsson’s shareholders are invited to participate in the Annual General Meeting of shareholders to be held on Wednesday, March 28, 2018 at 3.00 p.m. at Kistamässan, Arne Beurlings Torg 5, Kista/Stockholm. Registration to the Annual General Meeting starts at 1.30 p.m.

Registration and notice of attendance

Shareholders who wish to attend the Annual General Meeting must

•	be recorded in the share register kept by Euroclear Sweden AB, the Swedish securities registry, on Thursday, March 22, 2018; and

•	give notice of attendance to the Company at the latest on Thursday, March 22, 2018. Notice of attendance can be given by telephone +46 (0)8 402 90 54 on weekdays between 10 a.m. and 4 p.m. or on Ericsson’s website www.ericsson.com.

Notice may also be given in writing to:

Telefonaktiebolaget LM Ericsson

General Meeting of shareholders

c/o Euroclear Sweden AB

Box 191

SE-101 23 Stockholm

Sweden

When giving notice of attendance, please state name, date of birth or registration number, address, telephone number and number of attending assistants, if any.

The Annual General Meeting will be conducted in Swedish and simultaneously translated into English.

Annual General Meeting Telefonaktiebolaget LM Ericsson 2018

Shares registered in the name of a nominee

In addition to giving notice of attendance, shareholders having their shares registered in the name of a nominee, must request the nominee to temporarily enter the shareholder into the share register as per Thursday, March 22, 2018, in order to be entitled to attend the Annual General Meeting. The shareholder should inform the nominee to that effect well before that day.

Proxy

Shareholders represented by proxy shall issue a power of attorney for the representative. A power of attorney issued by a legal entity must be accompanied by a copy of the entity’s certificate of registration (should no such certificate exist, a corresponding document of authority must be submitted). In order to facilitate the registration at the Annual General Meeting, the power of attorney in the original, certificate of registration and other documents of authority should be sent to the Company in advance to the address above for receipt by Tuesday, March 27, 2018. Forms of power of attorney in Swedish and English are available on Ericsson’s website, www.ericsson.com.

Agenda

1.	Election of the Chairman of the Annual General Meeting

2.	Preparation and approval of the voting list

3.	Approval of the agenda of the Annual General Meeting

4.	Determination whether the Annual General Meeting has been properly convened

5.	Election of two persons approving the minutes

6.	Presentation of the annual report, the auditor’s report, the consolidated accounts, the auditor’s report on the consolidated accounts and the auditor’s report whether the guidelines for remuneration to group management have been complied with, as well as the auditor’s presentation of the audit work with respect to 2017

7.	The President’s speech. Questions from the shareholders to the Board of Directors and the management

8.	Resolution with respect to

8.1.	adoption of the income statement and the balance sheet, the consolidated income statement and the consolidated balance sheet;

8.2.	discharge of liability for the members of the Board of Directors and the President; and

Annual General Meeting Telefonaktiebolaget LM Ericsson 2018

8.3.	the appropriation of the results in accordance with the approved balance sheet and determination of the record date for dividend

9.	Determination of the number of Board members and deputies of the Board of Directors to be elected by the Annual General Meeting

10.	Determination of the fees payable to members of the Board of Directors elected by the Annual General Meeting and members of the Committees of the Board of Directors elected by the Annual General Meeting

11.	Election of the members and deputies of the Board of Directors

The Nomination Committee´s proposal for Board members:

11.1.	Jon Fredrik Baksaas
11.2.	Jan Carlson
11.3.	Nora Denzel
11.4.	Börje Ekholm
11.5.	Eric A. Elzvik
11.6.	Kurt Jofs (new election)
11.7.	Ronnie Leten (new election)
11.8.	Kristin S. Rinne
11.9.	Helena Stjernholm
11.10.	Jacob Wallenberg

12.	Election of the Chairman of the Board of Directors

The Nomination Committee’s proposal:

The Nomination Committee proposes that Ronnie Leten be elected Chairman of the Board.

13.	Determination of the number of auditors

14.	Determination of the fees payable to the auditors

15.	Election of auditors

16.	Resolution on the guidelines for remuneration to Group Management

17.	Resolution on implementation of Long-Term Variable Compensation Program 2018 (“LTV 2018”)

18.	Resolution on transfer of treasury stock in relation to the resolutions on the Long-Term Variable Compensation Programs 2014, 2015, 2016 and 2017

19.	Resolution on proposal from the shareholder Einar Hellbom that the Annual General Meeting resolve to delegate to the Board to present a proposal on equal voting rights for all shares at the Annual General Meeting 2019

Annual General Meeting Telefonaktiebolaget LM Ericsson 2018

20.	Resolution on proposal from the shareholder Mats Lagström that the Annual General Meeting resolve to instruct the Nomination Committee to propose to the next general meeting of shareholders a differentiated fee plan for the members of the Board of Directors, including the Chairman of the Board

21.	Closing of the Annual General Meeting

Item 1	Chairman of the Annual General Meeting

The Nomination Committee, appointed in accordance with the Instruction for the Nomination Committee resolved by the Annual General Meeting 2012, is composed of the Chairman of the Committee Johan Forssell (Investor AB), Christer Gardell (Cevian Funds), Bengt Kjell (AB Industrivärden and Svenska Handelsbankens Pensionsstiftelse), Johan Held (AFA Försäkring), Anders Oscarsson (AMF Försäkring and Fonder) and Leif Johansson (Chairman of the Board of Directors). The Nomination Committee proposes that Advokat Sven Unger be elected Chairman of the Annual General Meeting of shareholders 2018.

Item 8.3	Dividend and record date

The Board of Directors proposes a dividend of SEK 1 per share and Tuesday, April 3, 2018, as record date for dividend. Assuming this date will be the record date, Euroclear Sweden AB is expected to disburse dividends on Friday, April 6, 2018.

Item 9	Number of Board members and deputies to be elected by the Annual General Meeting

According to the articles of association, the Board shall consist of no less than five and no more than twelve Board members, with no more than six deputies. The Nomination Committee proposes that the number of Board members elected by the Annual General Meeting of shareholders shall be ten and that no deputies be elected.

Item 10 Fees payable to members of the Board of Directors elected by the Annual General Meeting and to members of the Committees of the Board elected by the Annual General Meeting

The Nomination Committee proposes that fees to non-employee Board members elected by the Annual General Meeting and non-employee members of the Committees of the Board elected by the Annual General Meeting be paid as follows:

•	SEK 4,075,000 to the Chairman of the Board of Directors (unchanged);

•	SEK 990,000 each to the other Board members (unchanged);

•	SEK 350,000 to the Chairman of the Audit and Compliance Committee (unchanged);

Annual General Meeting Telefonaktiebolaget LM Ericsson 2018

•	SEK 250,000 each to the other members of the Audit and Compliance Committee (unchanged);

•	SEK 200,000 each to the Chairmen of the Finance, the Remuneration and the Technology and Science Committee (unchanged); and

•	SEK 175,000 each to the other members of the Finance, the Remuneration and the Technology and Science Committee (unchanged).

A basic principle when assessing Board fees is that these shall be competitive and make it possible to recruit and retain individuals with the best possible competence. When assessing the level of fees, a comparison has been made in relation to the Board fees in companies of equal size and complexity and it should be considered that the Ericsson Group has customers in more than 180 countries and that sales in 2017 amounted to approximately SEK 200 billion.

The Nomination Committee considers that the fees for Board and Committee work are reasonable, and proposes that all fees remain unchanged.

Fees in the form of synthetic shares

Background

The Nomination Committee believes that it is appropriate that Board members elected by the shareholders hold shares in Ericsson, in order to strengthen the Board members’ and the shareholders’ mutual interests in the company. The Nomination Committee recommends Board members elected by the shareholders to, during a five-year period, build a holding of shares or synthetic shares in Ericsson at least corresponding to the value of the annual Board fee (excluding fees for Committee work), and that such holding be kept during the time the Board member remain Board member in Ericsson. In relation to previous years, the recommendation has changed so that the holding shall correspond to the annual Board fee instead of the annual Board fee after tax.

To make it possible for Board members to create an economic interest in the company and considering that it is in many cases difficult for Board members to trade in the company’s share due to applicable insider rules, the Nomination Committee proposes that the Board members should, as previously, be offered the possibility of receiving part of the Board fees in the form of synthetic shares. A synthetic share constitutes a right to receive payment of an amount which corresponds to the market value of a share of series B in the Company on Nasdaq Stockholm at the time of payment.

Proposal

The Nomination Committee therefore proposes that the Annual General Meeting of shareholders 2018 resolve that part of the fees to the Directors, in respect of their Board assignment (however, not in respect of Committee work), may be paid in the form of synthetic shares, on the following terms and conditions.

Annual General Meeting Telefonaktiebolaget LM Ericsson 2018

•	A nominated Director shall be able to choose to receive the fee in respect of his or her Board assignment, according to the following four alternatives:

(i)	25 percent in cash – 75 percent in synthetic shares
(ii)	50 percent in cash – 50 percent in synthetic shares
(iii)	75 percent in cash – 25 percent in synthetic shares
(iv)	100 percent in cash.

•	The number of synthetic shares to be allocated shall be valued to an average of the market price of shares of series B in the Company on Nasdaq Stockholm during a period of five trading days immediately following the publication of Ericsson’s interim report for the first quarter of 2018. The synthetic shares are vested during the term of office, with 25 percent per quarter of the year.

•	The synthetic shares give a right to, following the publication of Ericsson’s year-end financial statement in 2023, receive payment of a cash amount per synthetic share corresponding to the market price of shares of series B in the Company at the time of payment.

•	An amount corresponding to dividend in respect of shares of series B in the Company, resolved by the Annual General Meeting during the holding period, shall be disbursed at the same time as the cash amount.

•	Should the Director’s assignment to the Board of Directors come to an end no later than during the third calendar year after the year in which the Annual General Meeting resolved on allocation of the synthetic shares, payment may take place the year after the assignment came to an end.

•	The number of synthetic shares may be subject to recalculation in the event of bonus issues, split, rights issues and similar measures, under the terms and conditions for the synthetic shares.

The complete terms and conditions for the synthetic shares are described in Exhibit 1 to the Nomination Committee’s proposal.

The financial difference for the Company, should all Directors receive part of their fees in the form of synthetic shares compared with the fees being paid in cash only, is assessed to be very limited.

Annual General Meeting Telefonaktiebolaget LM Ericsson 2018

Item 11	Election of Board members and deputies of the Board of Directors

The Nomination Committee proposes that the following persons be elected Board members:

11.1	Jon Fredrik Baksaas
11.2	Jan Carlson
11.3	Nora Denzel
11.4	Börje Ekholm
11.5	Eric A. Elzvik
11.6	Kurt Jofs (new election)
11.7	Ronnie Leten (new election)
11.8	Kristin S. Rinne
11.9	Helena Stjernholm, and
11.10	Jacob Wallenberg

In the composition of the Board of Directors, the Nomination Committee considers, among other things, experience and competence needed in the Board and its Committees, and also the value of diversity in age, gender and cultural/geographic background as well as the need for renewal. The Nomination Committee has applied the Swedish Corporate Governance Code, Section 4.1, as diversity policy. The Nomination Committee also assesses the appropriateness of the number of members of the Board and whether the Board members can devote the necessary time required to fulfill their tasks as Board members in Ericsson. The Nomination Committee primarily searches for potential Board member candidates for the upcoming mandate period but also considers future competence needs.

In its appraisal of qualifications and performance of the individual Board members, the Nomination Committee takes into account the competence and experience of each individual member along with the individual member’s contribution to the Board work as a whole and to the Committee work. The Nomination Committee has met with the members of the Board of Directors to get their views regarding the Board work. The Nomination Committee has further thoroughly familiarized itself with the results of the Board work evaluation that was led by the Chairman of the Board. The Nomination Committee believes that it is very important that the composition of Board members proposed includes complementing experiences and competencies to make it possible for the Board to contribute to a positive development of Ericsson. The Nomination Committee aims to propose a Board of Directors that constitutes a good team to lead Ericsson.

The Nomination Committee is of the opinion that the current Board and Board work is well functioning. Further it is the Nomination Committee’s view that the Board fulfils high expectations in terms of composition and that the Board as well as the individual Board members fulfil high expectations in terms of expertise.

Leif Johansson, Kristin Skogen Lund and Sukhinder Singh Cassidy have advised that they wish to leave the Board. The Nomination Committee proposes that two new Board members be elected: Ronnie Leten is proposed as new Chairman of the Board and Kurt Jofs is proposed as new Board member. As President and CEO of Atlas Copco, Ronnie Leten has

Annual General Meeting Telefonaktiebolaget LM Ericsson 2018

successfully led Atlas Copco during many years and he also has valuable experience as Board Chairman, for example from Electrolux. Ronnie Leten is a skilled businessman, technically savvy and strategically versatile and he has significant experience from digitalization of major operations, which the Nomination Committee believes will be beneficial for Ericsson’s focused work together with its customers. Kurt Jofs has deep knowledge of and background from the telecom and IT-industry, for example from his experiences as Head of Ericsson Networks between 2003 and 2008 and as Board Chairman of Tieto. It is the Nomination Committee’s assessment that the proposed Board members, with their respective experiences, will add valuable expertise and experience to the Board. With these changes, the Nomination Committee believes that the company is given the right conditions for realizing its long-term potential. Out of the proposed Board members to be elected by the Annual General Meeting of shareholders (excluding the President and CEO) 33% are women.

Information regarding proposed Board members

Information regarding the proposed Board members is presented in Exhibit 2 to the Nomination Committee’s proposal.

Information on proposed new Board members

Kurt Jofs

Born 1958. Master of Science in Engineering, Royal Institute of Technology, Stockholm, Sweden.

Nationality: Sweden

Board Chairman: Tieto Corporation and Vesper Group.

Board Member: FEAL AB, Höganäs AB and Silver Resorts AB.

Holdings in Ericsson: None*.

Principal work experience and other information: Entrepreneur and investor with extensive experience in various industries. Previous positions include Executive Vice President and responsible for Ericsson’s Networks business 2003-2008, CEO of Segerström & Svensson 1999-2001, CEO of Linjebuss 1996-1999, and various positions within ABB and Ericsson.

Ronnie Leten

Born 1956. Master of Science in Applied Economics, University of Hasselt, Belgium.

Nationality: Belgium

Board Chairman: AB Electrolux (resigning in connection with the AB Electrolux Annual General Meeting 2018)

Board Member: AB SKF

Holdings in Ericsson: 55,620 Class B shares*.

Principal work experience and other information: President and CEO of Atlas Copco AB 2009-2017 and various leadership positions within the Atlas Copco Group 1997-2009 and 1985-1995. Previous positions include plant manager of Tenneco Automotive Inc, Belgium, 1995-1997 and various positions within General Biscuits 1979-1985. Chairman of the Board of Epiroc AB.

*	The holdings in Ericsson are as of the date of the notice convening the Annual General Meeting and includes holdings by related persons as well as holdings of ADS, if applicable.

Annual General Meeting Telefonaktiebolaget LM Ericsson 2018

Independence of Board members

The Nomination Committee has made the following assessments in terms of applicable Swedish independence requirements:

(i)	The Nomination Committee considers that at least the following Board members are independent of the Company and its senior management:

a.	Jon Fredrik Baksaas
b.	Jan Carlson
c.	Nora Denzel
d.	Eric A. Elzvik
e.	Kurt Jofs
f.	Ronnie Leten
g.	Kristin S. Rinne
h.	Helena Stjernholm
i.	Jacob Wallenberg

(ii)	From among the Board members reported in (i) above, the Nomination Committee considers that at least the following are independent of the Company’s major shareholders:

a.	Jon Fredrik Baksaas
b.	Jan Carlson
c.	Nora Denzel
d.	Eric A. Elzvik
e.	Kurt Jofs
f.	Kristin S. Rinne

Moreover, the Nomination Committee considers that at least the following Board members are independent in respect of all applicable independence requirements:

a.	Jon Fredrik Baksaas
b.	Jan Carlson
c.	Nora Denzel
d.	Eric A. Elzvik
e.	Kurt Jofs
f.	Kristin S. Rinne

Annual General Meeting Telefonaktiebolaget LM Ericsson 2018

Item 12	Election of the Chairman of the Board

The Nomination Committee proposes that Ronnie Leten be elected Chairman of the Board (new election).

Item 13	Number of auditors

According to the articles of association, the company shall have no less than one and no more than three registered public accounting firms as auditor. The Nomination Committee proposes that the company should have one registered public accounting firm as auditor.

Item 14	Fees payable to the auditor

The Nomination Committee proposes, like previous years, that the auditor fees be paid against approved account.

Item 15	Election of auditor

In accordance with the recommendation of the Audit Committee, the Nomination Committee proposes that PricewaterhouseCoopers AB be appointed auditor for the period as of the end of the Annual General Meeting 2018 until the end of the Annual General Meeting 2019 (re-election).

Item 16	Guidelines for remuneration to Group Management

The Board of Directors proposes that the Annual General Meeting resolve on the following guidelines for remuneration to Group Management for the period up to the 2019 Annual General Meeting. Compared to the guidelines resolved by the 2017 Annual General Meeting, it has been added that the mutual notice period can be increased to a maximum of 12 months on a case by case basis, with the condition that in all circumstances, fixed salary during the notice period plus any severance pay payable in total will not exceed an amount equivalent to the individual’s 24 months fixed salary. Information on estimated costs for variable remuneration is appended to the proposal.

Guidelines for remuneration to Group Management

For Group Management consisting of the Executive Team, including the President and CEO, total remuneration consists of fixed salary, short- and long-term variable compensation, pension and other benefits.

The following guidelines apply for the remuneration of the Executive Team:

•	Variable compensation is in cash and stock-based programs, awarded against specific business targets derived from the long-term business plan approved by the Board of Directors. Targets may include share-price related or financial targets at either Group or unit level, operational targets, employee engagement targets or customer satisfaction targets.

Annual General Meeting Telefonaktiebolaget LM Ericsson 2018

•	All benefits, including pension benefits, follow the competitive practice in the home country taking total compensation into account.

•	By way of exception, additional arrangements can be made when deemed necessary. An additional arrangement can be renewed but each such arrangement shall be limited in time and shall not exceed a period of 36 months and twice the remuneration that the individual would have received had no additional arrangement been made.

•	The standard mutual notice period is no more than six months. Upon termination of employment by the Company, severance pay amounting to a maximum of 18 months fixed salary is paid. Notice of termination given by the employee due to significant structural changes, or other events that in a determining manner affect the content of work or the condition for the position, is equated with notice of termination served by the Company.

•	On a case to case basis, the mutual notice period can be increased to no more than 12 months in which case there will be a corresponding reduction in severance pay (where applicable). In all circumstances, fixed salary during the notice period plus any severance pay payable will not together exceed an amount equivalent to the individual’s 24 months fixed salary.

Appendix to proposal on guidelines for remuneration to Group Management

Details of our Remuneration Policy and how we deliver on our policy and guidelines, including information on previously decided long term variable compensation that has not yet become due for payment, can be found in the Remuneration Report and in Note C28, “Information regarding Members of the Board of Directors, the Group Management and Employees” in the annual report 2017.

With the current composition of the Executive Team, the Company’s cost during 2018 for variable remuneration to the Executive Team can, at a constant share price, be estimated to amount to between 0 and 360 percent of the aggregate fixed salary cost, all excluding social security costs.

Item 17	Implementation of Long-Term Variable Compensation Program 2018 (“LTV 2018”)

Following its continuous evaluation of the company’s long-term variable compensation, the Board of Directors has concluded to propose LTV 2018. LTV 2018 is an integral part of the Company’s remuneration strategy, in particular the Board of Directors wishes to encourage

Annual General Meeting Telefonaktiebolaget LM Ericsson 2018

the leadership to build significant equity holdings to align the interests of the LTV Program participants with those of shareholders. While LTV 2017 only included three-year targets relating to total shareholder return (TSR1), the targets for LTV 2018 have been developed to also include a one-year Group Operating Income target for 2018 to support achieving the Company’s 2020 targets as communicated at the Capital Markets Day on 8 November 2017. All targets have a three-year vesting period.

Proposals

The Long-Term Variable Compensation Program 2018

The Board of Directors proposes that the Annual General Meeting resolve on the implementation of a Long-Term Variable Compensation Program 2018 in accordance with the proposals set out below.

Implementation of the LTV 2018

The Board of Directors proposes that the Annual General Meeting resolves on the LTV 2018 for members of the Executive Team, comprising a maximum of 3 million shares of series B in Ericsson as set out below.

Objectives of the LTV Program

The LTV Program is designed to provide long-term incentives for members of the Executive Team (the “Participants”) and to incentivise the Company’s performance creating long-term value. The aim is to attract, retain and motivate executives in a competitive market through performance-based share related incentives and to encourage the build-up of significant equity holdings to align the interests of the Participants with those of shareholders.

The LTV Program in brief

The LTV Program is proposed to include all members (current and future) of the Executive Team, currently comprising of 14 employees, including the President and CEO. Awards under LTV 2018 will be granted free of charge entitling the participant, provided that i.a. certain performance conditions set out below are met, to receive a number of shares, free of charge, following expiration of the three-year vesting period (“Performance Share Awards”). Allotment of shares pursuant to Performance Share Awards will be subject to the achievement of performance conditions, as set out below, and will generally require that the Participant retains his or her employment over a period of three years from the date of grant (the “Vesting Period”). All major decisions relating to LTV 2018 will be taken by the Remuneration Committee, with approval by the full Board of Directors as required.

[1]	Total shareholder return, i.e. share price growth including dividends.

Annual General Meeting Telefonaktiebolaget LM Ericsson 2018

Granting of Performance Share Awards

Granting of Performance Share Awards to the Participants will generally take place as soon as practicably possible following the Annual General Meeting 2018. For 2018, the value of the underlying shares in respect of the Performance Share Award made to the President & CEO will not exceed 180% of the annual base salary at the time of grant, and for other participants, the value will not exceed 70% of the participants’ respective annual base salaries at the time of grant.

In 2018, the maximum value of the underlying shares in respect of the Performance Share Award made to Executive Team members other than the President & CEO is proposed to be increased from 22,5% to a maximum of 70% of the participants’ respective annual base salaries at the time of grant. This is proposed to be done by way of transferring some part of the short-term variable compensation opportunity to long-term variable compensation following the principle of total remuneration to remain unchanged. The intention is to increase the long-term focus and alignment with the long-term expectations of the shareholders.

The share price used to calculate the number of shares to which the Performance Share Award entitles will be the volume-weighted average of the market price of Ericsson B shares on Nasdaq Stockholm during the five trading days immediately following the publication of the Company’s interim report for the first quarter 2018.

Performance criteria

The vesting of Performance Share Awards will be subject to the satisfaction of challenging performance criteria related to 2018 Group Operating Income target and TSR, which will determine what portion (if any) of the Performance Share Awards will vest at the end of the Vesting Period.

The 2018 Group Operating Income target relates to 50% of the Performance Share Award and the maximum vesting level is 200%.

The performance criteria based on TSR are absolute TSR development and relative TSR development for the Ericsson B share over the period January 1, 2018—December 31, 2020 (the “TSR Performance Period”).2 The TSR performance criteria relate to a total of 50% of the Performance Share Award and the maximum vesting level for each of the TSR performance criteria is 200%.

[2]	To provide a stable assessment of performance, the TSR development will be calculated based on the average closing price of the Ericsson B share on Nasdaq Stockholm (or the corresponding closing share price of the relevant peer group company) for the three-month period immediately prior to the commencement and expiration of the Performance Period.

Annual General Meeting Telefonaktiebolaget LM Ericsson 2018

The following conditions will apply to the performance criteria:

•	2018 Group Operating Income target

50% of a Performance Share Award granted to a Participant will be subject to fulfilment of a Group Operating Income target for the 2018 financial year. The 2018 Group Operating Income target established by the Board of Directors will stipulate a minimum level and a maximum level. The vesting level of Performance Share Awards related to 2018 Group Operating Income will be determined by the Board of Directors when the audited result for the financial year 2018 is available.

If the maximum performance level is reached or exceeded, the vesting will amount to (and will not exceed) the maximum level of 200% of the Performance Share Award related to the 2018 Group Operating Income target. If performance is below the maximum level but exceeds the minimum level, a linear pro-rata vesting of shares will occur. No vesting will occur if performance amounts to or is below the minimum level. The allotment of the shares will not occur until the end of the Vesting Period in 2021.

•	TSR performance

Absolute TSR performance

30% of a Performance Share Award granted to a Participant will be subject to fulfilment of an absolute TSR performance requirement over the TSR Performance Period. If the absolute TSR development reaches or exceeds 14% per annum compounded, the maximum vesting of 200% of the Performance Share Award related to absolute TSR shall occur. If the absolute TSR development is below or reaches only 6% per annum compounded, no vesting will occur in respect of the Performance Share Award related to the absolute TSR. A linear pro-rata vesting from 0% to 200% of the Performance Share Award related to absolute TSR shall apply if the Company’s absolute TSR performance is between 6% and 14% per annum compounded.

Relative TSR performance

20% of a Performance Share Award granted to a Participant will be subject to fulfilment of a relative TSR performance requirement over the TSR Performance Period, compared to a peer group consisting of 12 peer companies (the “Peer Group”)3. The vesting of the relative TSR related Performance Share Award varies depending on the Company’s TSR performance ranking versus the other companies in the Peer Group. If the Company’s relative TSR performance is below the TSR development of the company ranked 7th in the Peer Group, no vesting will occur in respect of the Performance Share Award related to relative TSR performance. Vesting of the Performance Share Award related to relative TSR performance will

[3]

The Peer Group consists of the following companies: Cap Gemini, CGI Group, Cisco Systems, Cognizant, Corning, F5 Networks, Harris, International Business Machines, Juniper Networks, Motorola Solutions, Nokia, and Qualcomm. TSR will be measured in Swedish Krona (SEK) for all companies in line with best practice.

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occur at the following percentage levels, based on which ranking position in the Peer Group the Company’s TSR Performance corresponds to:

Position within the Peer Group	Associated vesting percentage level
7 or lower	0%
6	40%
5	80%
4	120%
3	160%
2 or higher	200%

If the Company’s TSR performance is between two of the ranked companies, a linear pro-rata vesting shall apply between the vesting percentage levels for the relevant ranked positions.

Information about the outcome of the performance criteria will be provided not later than in the annual report for the financial year 2020.

Allotment of shares

Provided that the performance critera above have been met and that the Participant has retained his or her employment (unless special circumstances are at hand) during the Vesting Period, allotment of vested shares will take place as soon as practicably possible following the expiration of the Vesting Period.

When determining the final vesting level of Performance Share Awards, the Board of Directors shall examine whether the vesting level is reasonable considering the Company’s financial results and position, conditions on the stock market and other circumstances, and if not, as determined by the Board of Directors, reduce the vesting level to the lower level deemed appropriate by the Board of Directors.

In the event delivery of shares to Participants cannot take place under applicable law or at a reasonable cost and employing reasonable administrative measures, the Board of Directors will be entitled to decide that Participants may, instead, be offered a cash settlement.

Financing

The Board of Directors does not currently propose any method for securing the undertakings under the LTV 2018. Delivery of Performance Shares in accordance with the terms of the LTV 2018 will take place in 2021.

Costs

The total effect on the income statement of the LTV 2018, including financing costs and social security fees, is estimated to range between SEK 55 million and SEK 131 million distributed over the years 2018-2021.

Annual General Meeting Telefonaktiebolaget LM Ericsson 2018

Dilution

The Company has approximately 3.3 billion shares in issue. As per December 31, 2017, the Company held approximately 50.3 million shares in treasury. The number of shares that may be required for ongoing long-term variable compensation programs as per December 31, 2017 is estimated to approximately 45 million shares, corresponding to approximately 1.4 percent of the number of outstanding shares. In order to implement LTV 2018, a total of up to 3 million shares are required, which corresponds to approximately 0.1 percent of the total number of outstanding shares. The effect on important key figures is only marginal.

Majority rules

The resolution of the Annual General Meeting on implementation of the program requires that more than half of the votes cast at the Annual General Meeting approve the proposal.

Description of ongoing variable compensation programs

The Company’s ongoing variable compensation programs are described in detail in the Annual Report 2017 in the note to the Consolidated Financial Statements, Note C28 and on the Company’s website. The Remuneration Report published in the Annual Report outlines how the Company implements its guidelines on remuneration to Group management in line with the Swedish Corporate Governance Code.

Item 18 The Board of Directors’ proposal for resolution on transfer of treasury stock in relation to the resolutions on the Long-Term Variable Compensation Programs 2014, 2015, 2016 and 2017

Background

The Annual General Meetings 2014, 2015, 2016 and 2017 resolved on a right for the Company to transfer in total not more than 15,000,000 shares of series B in the Company on a stock exchange to cover certain payments, mainly social security charges, which may occur in relation to the Long-Term Variable Compensation Programs 2014, 2015, 2016 and 2017.

Each resolution has only been valid up to the following Annual General Meeting. Resolutions on transfer of treasury stock for the purpose of the above mentioned programs have therefore been repeated at the subsequent Annual General Meeting.

In accordance with the resolutions on transfer of in total not more than 15,000,000 shares, 436,100 shares of series B have been transferred up to February 20, 2018.

Proposal

The Board of Directors proposes that the Annual General Meeting resolve that the Company shall have the right to transfer, prior to the Annual General Meeting 2019, not more than 14,563,900 shares of series B in the Company, or the lower number of shares of series B, which as per March 28, 2018 remains of the original 15,000,000 shares, for the purpose of

Annual General Meeting Telefonaktiebolaget LM Ericsson 2018

covering certain payments, primarily social security charges that may occur in relation to the Long-Term Variable Compensation Programs 2014, 2015, 2016 and 2017. Transfer of shares shall be effected on Nasdaq Stockholm at a price within the, at each time, prevailing price interval for the share.

Majority rules

The resolution of the Annual General Meeting on a transfer of treasury stock requires that shareholders holding at least two-thirds of the votes cast as well as the shares represented at the Annual General Meeting vote in favor of the proposal.

Shares and votes

There are in total 3,334,151,735 shares in the Company; 261,755,983 shares of series A and 3,072,395,752 shares of series B, corresponding to in total 568,995,558.2 votes. The Company’s holding of treasury stock amounts to 47,386,842 shares of series B, corresponding to 4,738,684.2 votes.

Information at the Annual General Meeting

The Board of Directors and the President shall, if any shareholder so requests and the Board of Directors believes that it can be done without material harm to the Company, provide information regarding circumstances that may affect the assessment of an item on the agenda and circumstances that can affect the assessment of the Company’s or its subsidiaries’ financial situation and the Company’s relation to other companies within the Group.

Documents

The complete proposals of the Nomination Committee with respect to Items 1 and 9 – 15 above, including a description of the work of the Nomination Committee before the Annual General Meeting and Exhibit 1 and 2 to the Nomination Committee’s proposals, and the shareholder letters (in original language) under items 19 and 20, are available at the Company’s website www.ericsson.com. The documents will be sent upon request to shareholders providing their address to the company. In respect of all other items, complete proposals are provided under the respective item in the invitation.

The Annual Report and the Auditor’s Report as well as the Auditor’s statement regarding the guidelines for remuneration to Group management will be made available at the Company and posted on the Company’s website www.ericsson.com no later than three weeks prior to the Annual General Meeting. The documents will be sent upon request to shareholders providing their address to the company.

Stockholm, February 2018

The Board of Directors